EXHIBIT 99.1

BIPIELLE BANK BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Office	Citizenship
Dr. Desiderio Zoncada	Chairman	Italy
Dr. Fabio M. Conti	Vice-Chairman	Italy
Dr. Franco Ambrosetti	Director	Switzerland
Aleardo Cattaneo	Director	Switzerland
Dr. Giampiero Fiorani	Director	Italy
Dr. Raffaele Michele Grippa	Director	Italy
Dr. Paolo Marmont Du Haut Champ	Director	Switzerland
Massimo Pedrazzini, Avvocato	Director	Switzerland

Dr. Mauro Scalfi	General Manager	Italy
Dr. Gianfranco Basta	Deputy General Manager	Switzerland
Guglielmo Vaucher De La Croix	Senior Vice-President	Switzerland
Massimo Bertini Morini	Vice-President	Switzerland
Fiorenzo Indi	Vice-President	Italy
Paolo Locatelli	Vice-President	Italy
Luca Occhetta	Vice President	Italy
Raffaele Miglietta	Vice-President	Switzerland
Federico Tessera	Vice-President	Italy
Marco Torti	Vice-President	Switzerland
Roberto Zambelli	Vice President	Italy
Flavio Pianetti	Vice President	Switzerland